ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP, Investor Relations, Tel: +4722544411
Ole Kristian Lunde, SVP, Corporate Communications, Tel: +47 22 54 44 31

Date: 09.03.07

ORK – Sale of real estate assets at Fornebu

Orkla has sold its shares in real estate projects at Fornebu, Oslo, to Scandinavian Property Development with a book profit of approx. NOK 280 mill.
Orkla has further decided to invest NOK 146 mill. in Scandinavian Property Development.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 9 March 2007, in connection with Orkla's option programme, 3,000 options were exercised at a strike price of NOK 135.00.

A total of 1,896,269 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 183,400 synthetic options of the cash bonus programme.

Orkla holds 2,283,092 of its own shares.

Orkla ASA
Oslo, 9 March 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455